SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about the spin-off of Telesites, S.A.B. de C.V.”

Mexico City, Mexico, December 2, 2015. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], informs that today the National Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) authorized the registration of the shares representing the capital stock of Telesites, S.A.B. de C.V. (“Telesites”) with the National Securities Registry (Registro Nacional de Valores, or “RNV”). The related Spanish-language information statement (“Folleto Informativo”) is available at www.bmv.com.mx and www.cnbv.gob.mx.

An English version of the Folleto Informativo (the “U.S. Information Statement”) will be furnished on Form 6-K, for its exclusive use in the United States, and will be available on the U.S. Securities and Exchange Commission’s website at www.sec.gov on December 3, 2015. Please consult the U.S. Information Statement for additional information regarding the effects of the spin-off on holders of American Depositary Shares of AMX.

Holders of AMX shares will be entitled to receive, in exchange for every 20 AMX shares corresponding to their AMX series “A,” “AA” and “L” shares, the following: (i) 1 Telesites share of the equivalent series and (ii) 20 AMX shares of the same series (together, the “Share Distribution”).

With respect to shares deposited with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“INDEVAL”), the Share Distribution is expected to begin on December 21, 2015 and to be conducted pursuant to the applicable legal procedures. With respect to shares which are not deposited with INDEVAL, the Share Distribution is expected to take place as set forth in a future notice to AMX shareholders.

The Telesites shares are expected to be listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., or the “BMV”) as of December 21, 2015. It is further expected that:

  The “ex-coupon” date for the AMX shares will be December 21, 2015, and trades in AMX shares made on December 16, 17 and 18, 2015 will settle on a 48-hour, 24-hour and same-day settlement cycle, respectively.

  On December 21, 2015, the Telesites series “L” shares will be included in the BMV’s share index (Índice de Precios y Cotizaciones or the “IPC”) and the AMX series “L” shares will remain in the IPC.

  In order to avoid significant variations in the opening price of the series “A” and “L” shares of AMX and Telesites following the Share Distribution, AMX has requested that the BMV determine the opening prices of the series “A” and “L” shares of AMX and Telesites (in each case, the “Adjusted Price”) by conducting an auction of the series “L” shares of AMX and Telesites on December 21, 2015, in accordance with the methodology set forth in the internal regulations of the BMV. The Adjusted Price will be determined pursuant to the auction.

  The series “AA” shares of AMX and Telesites will not be subject to the auction or to the adjustment methodology mentioned above. In the event that the AA series of AMX or Telesites trades in the secondary market, such series will be subject to the auction process set forth in the internal regulations of the BMV.

The registration of the Telesites shares with the RNV, the listing of the Telesites shares with the BMV and the Share Distribution will conclude the spin-off of Telesites, at which point Telesites will begin to operate independently of AMX.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 02, 2015

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jimenez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact